                                                 Filed by Tyson Foods, Inc.
                              Pursuant to Rule 425 under the Securities Act
                        of 1933 and deemed filed pursuant to Rule 14a-12(b)
                                           under the Securities Act of 1934
                                                 Subject Company: IBP, inc.
                                                 Commission File No. 1-6085
                                                          February 21, 2001

Media Contact:      Ed Nicholson
                    (501) 290-4591

Investor Contact:   Louis Gottsponer
                    (501) 290-4826

                        TYSON FOODS ADDRESSES CAGNY

NAPLES, Fla. (February 21) - Tyson Foods, Inc. (NYSE: TSN) said today its growth strategies in chicken are threefold: organizing around key customers, moving products up the value chain and building on brand strengths, according to Greg Lee, the Company's chief operating officer, at the annual Consumer Analyst Group of New York (CAGNY) conference.

Tyson said it expects to generate approximately $35 million in savings in fiscal 2001 due to supply chain initiatives which have helped to streamline and leverage purchasing practices to ensure lower input costs on packaging, ingredients and equipment without sacrificing quality.

"While $35 million is substantial, our expectations are to be annualizing at the rate of $100 million by year-end. Our attention to capital expenditures has ensured that we are spending our money most efficiently on necessary repairs and maintenance, while improving our capital project mix to include greater investment in cost reduction and income-producing projects," Lee added.

Speaking about the difficult environment in the poultry industry, Lee said the key strategies for Tyson have been to cut back bird supply, to internalize raw materials and to grow sales and market share. While the cutback in bird supply had the effect of reducing commodity sales, Tyson has had continued growth in sales and market share in core categories.

"In fact, our demand has risen to the point that we now have to selectively add a few more birds back into the system to service our business. This will provide us the ability to lower costs without upsetting the balance of supply and to service growing demand for specific bird sizes," Lee added.

Looking ahead, Lee said he expects the convenience-food category to continue to grow substantially as more people enter the job market and have less time to prepare meals. Within the next nine years, of the estimated incremental $123 billion growth in food spending, foodservice establishments are projected to capture more than 60 percent or $76 billion, while the retail market will capture about $47 billion in growth. Chicken continues to gain a greater share of the foodservice menu with chicken items being added faster than other meat-based items, according to Lee.

"We continue to grow the chicken category in foodservice through product innovations. For example, we rolled out new products in the first quarter to capitalize on the popularity of handheld appetizers. Chicken now represents about 25 percent of total appetizers served," Lee said.

John Lea, chief marketing officer, spoke to the growth and strength of the Tyson brand. He noted significant increases in consumer brand awareness and the brand perceptions of quality, safety and trust. In describing the Company's brand building strategies, he highlighted Tyson's $10 million partnership with and support of Share our Strength, an international hunger relief organization, and Tyson's environmental recognition and awards program.

Lea said, "We are clearly being rewarded for our efforts and are very proud that Fortune magazine recently ranked Tyson as number two among America's Most Admired Companies in the food processing category."

Steve Hankins, chief financial officer, said the Company's sales had grown at a compound annual growth rate of 5.4 percent over the past five years. While 2000 earnings were at a lower level than the previous year, Tyson's cash flow increased by more than $40 million due to a renewed emphasis on the cash cycle and less spending on capital projects, according to Hankins.

Commenting on the Company's pending acquisition of IBP, inc. (NYSE: IBP), John Tyson, chairman, president and CEO, said, "Thinking about the two companies together, you have industry leadership in beef, chicken and pork, with the combined market share of those three proteins at close to 25 percent. Our strengths in branding, customer relationships and partnerships and our focus on value added products and growing demand in retail and foodservice will combine nicely with IBP. We will truly have a company that is unique in market and product reach and strong in its capabilities to generate cash to pay down debt."

As previously announced, Tyson's presentation to CAGNY was broadcast live on the Internet. The audio presentation and slides are available for replay until March 21 at http://www.tyson.com/investorrel/publications/presentations.asp. The audio replay also is available at 800-475-6701 until March 21. The access code is 570623.

About Tyson Foods, Inc.
Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,400 contract growers in 100 communities. Tyson has operations in 18 states and 15 countries and exports to 73 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Through its Cobb-Vantress subsidiary, Tyson is also a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Originalr brand, as well as a leading provider of live swine.

About IBP, inc.
IBP, inc., headquartered in Dakota Dunes, S.D., is the world's largest supplier of premium fresh beef and pork products, with more than 60 production sites in North America, joint venture operations in China, Ireland and Russia and sales offices throughout the world. The Company, which generated annual sales exceeding $16 billion, employs 50,000 people.

Forward Looking Statements
Certain statements contained in this communication are "forward-looking statements," such as statements relating to future events and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION
LASSO ACQUISITION CORPORATION ("LASSO"), A WHOLLY OWNED SUBSIDIARY OF TYSON FOODS, INC. ("TYSON") HAS COMMENCED AN OFFER FOR UP TO 50.1% OF THE OUTSTANDING SHARES OF COMMON STOCK, OF IBP, INC. ("IBP") AT $30.00 NET PER SHARE TO SELLER IN CASH. THE OFFER CURRENTLY IS SCHEDULED TO EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON WEDNESDAY, FEBRUARY 28, 2001, UNLESS EXTENDED BY LASSO. TYSON'S OFFER IS BEING MADE ONLY BY WAY OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS OR SUPPLEMENTS THERETO AND IS BEING MADE TO ALL HOLDERS OF IBP'S SHARES. MORE DETAILED INFORMATION PERTAINING TO TYSON'S OFFER AND THE PROPOSED EXCHANGE OFFER AND MERGER WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SEC, IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON, LASSO AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999, ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5 percent of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP or exchange offer for IBP shares. Any issuance of Tyson Class A common stock in any proposed merger with IBP or exchange offer for IBP shares would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.